September 20, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Attn: Mr. Jay Ingram, Legal Branch Chief

 Re:

Quality WallBeds, Inc.

Pre-effective Amendment 2 to Registration Statement on Form S-1

Filed September 20, 2012

File No. 333-18310

Below are Quality WallBeds, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated September 10, 2012  On behalf of the Company, on September 18, 2012, I transmitted via EDGAR the Company’s Second Amendment to Registration Statement on Form S-1

We occupy our business under a yearly non-cancelable (sic) lease…page I-6; Description

Of Property, page I-25

1.

We amended our disclosure accordingly and filed the lease agreement as an exhibit per your comment.

Since our Secretary/Treasurer, Michael J. Daniels is also our Chief Financial Officer and controlling shareholder…, page I-8

2.

We amended our disclosure accordingly.

Quality WallBeds, Inc. is an Emerging Growth Company…, page I-9

3.

We amended our disclosure accordingly.

Determination of Offering Price, page I-10; Plan of Distribution, page I-13

4.

We amended our disclosure per your comment.

Management’s Discussion and Analysis of Financial Condition, page I-20

Results of Operations, page I-22

Results of Operations for the Period Ended June 30, 2012, page I-22

5.

We amended our disclosure accordingly.

Results of Operations for the Period Ended December 31, 2011, page I-22

6.

We amended our disclosure per your comment.

Liquidity and Capital Resources, page I-23

7.

We amended our disclosure per your comment.

Executive Compensation, page I-26; Compensation of Directors, page I-27

8.

We amended the disclosure per your comment.

Note 7 – Financial Instruments and Risk Concentration, page F-12

Prepared by: Robin Bigalke CPA

9.

We addressed this comment by expanding disclosure in Note 7 - Financial Instruments and Risk Concentration and addressing Accounts Receivable in Significant Accounting Policies.

Please, do not hesitate to contact me at (727) 535-1917 should you have any questions.

Sincerely,

/s/ CATHERINE A BRADAICK

CATHERINE A. BRADAICK

President

Enclosures

1.

Amendment 2 to Registration Statement on Form S-1

2.

Exhibit 10 Lease

3.

Exhibit 15 Letter re unaudited interim financial information

4.

Exhibit 23 Auditor Consent